

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2024

Ross Durr
Senior Vice President
San Juan Basin Royalty Trust
2200 Post Oak Blvd., Floor 18
Houston, TX 77056

> **Re: San Juan Basin Royalty Trust**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **File No. 001-08032**

Dear Ross Durr:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction